CUSHING® MUTUAL FUNDS TRUST

8117 Preston Road, Suite 440

Dallas, Texas 75225

September 19, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cushing Mutual Funds Trust – Request for Withdrawal of Registration Statement on Form N-1A (File No. 811-23293)

Ladies and Gentlemen:

Cushing Mutual Funds Trust (the “Trust”) hereby requests the withdrawal of its registration statement on Form N-1A (File No. 811-23293), together with all exhibits filed therewith, filed on September 19, 2017 (Accession No. 0001193125-17-287529) (the “Registration Statement”).

Although the cover page of the Registration Statement indicated that it was to be filed under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), the Registration Statement was inadvertently filed under the Investment Company Act only. The Trust intends to promptly re-file the Registration Statement under the Securities Act and the Investment Company Act.

The Registration Statement was not declared effective and no securities have been issued or sold in connection with the Registration Statement.

Sincerely, CUSHING MUTUAL FUNDS TRUST

By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg Secretary